Filed by Companhia Siderurgica Nacional
                  under its name translated into English: National Steel Company pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934


                                Subject Company: Wheeling-Pittsburgh Corporation
                                                  Commission File No.: 000-50300



         On September 20, 2006, Companhia Siderurgica Nacional issued a press release in Brazil, a translation of which is set forth below. The following press release contains forward looking statements as discussed more fully below.



                              NOTICE TO THE MARKET

                         COMPANHIA SIDERURGICA NACIONAL
                     Rua Sao Jose n(0) 20, Grupo 1602, parte
                                Rio de Janeiro/RJ
               Corporate Taxpayer's ID (CNPJ) # 33.042.730/0001-04


         Companhia Siderurgica Nacional ("CSN" or "The Company") hereby confirms that the discussions with the Wheeling-Pittsburgh Corporation ("WPC") regarding the proposal for a strategic alliance with the Company continue in a positive manner and emphatically denies the information disclosed this morning through a US press release by the United Steelworkers Union ("USW"), according to which the discussions between CSN and WPC have been supposedly interrupted.

         The Company additionally announces that WPC and USW have agreed upon October 15, 2006 as the end of the Union's effective period of "Right to Bid".

         CSN reiterates that both companies are increasingly confident over the possibility of executing the definitive merger agreements as soon as possible after October 15, 2006. Subsequently, after the due legal filings by both companies, WPC intends to hold a General Shareholders' Meeting in January 2007 to approve CSN's proposal.

         "Any information that CSN's proposal has been withdrawn is totally untrue", says Marcos Lutz, CSN's executive officer responsible for the companies' integration process. "I would like to emphasize that there is absolutely no change in relation to our goal of merging CSN LLC, located in Indiana, USA, with the Wheeling-Pittsburgh Corporation. The recent negotiations between the US company and the Union, which defined October 15 as the deadline for the submission of an alternative proposal, is a positive fact and shows a more flexible position on the part of the Union, which had initially applied for a much longer term, up to 2007."

         Marcos Lutz also stated that "if the Union is interested, CSN may eventually consider submitting a proposal with a cash alternative for those shareholders opting for more immediate profits."


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         Mr. James Bradley, WPC's CEO, added: "We continue to support the CSN arrangements because they represent an outstanding opportunity to enhance shareholder value while moving Wheeling-Pittsburgh to a new level of financial and steel manufacturing performance. It also will benefit our current employees and retirees, as well as future generations of Wheeling-Pittsburgh steelmakers".

         In brief:

o The Wheeling-Pittsburgh General Shareholders' Meeting, scheduled for November 17, 2006, will focus on the election of WPC's Board of Directors.

o WPC's shareholders shall vote for a slate of directors comprised of current Board Members and appointed by an independent committee or a slate of directors appointed by Esmark.

o There will be no vote regarding the WPC merger proposals during this Meeting.

o The General Shareholders' Meeting to approve CSN's offer shall be held in January 2007.

o The United Steelworkers Union - USW and WPC have established the date of October 15, 2006 as the deadline for the end of the Union's effective period for a "Right to Bid".


                                              Rio de Janeiro, September 19, 2006

                                                  Companhia Siderurgica Nacional
                                                             Benjamin Steinbruch
                                                      Investor Relations Officer


                                      # # #

The information contained in the foregoing articles, other than historical information, consists of forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. In particular, statements containing estimates or projections of future operating or financial performance are not historical facts, and only represent a belief based on various assumptions, all of which are inherently uncertain. Forward-looking statements reflect the current views of management and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in such statements. These risks and uncertainties include, among others, factors relating to (1) the risk that the businesses of CSN Holdings, LLC and Wheeling-Pittsburgh will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) the ability of CSN, CSN Holdings and Wheeling-Pittsburgh to realize the expected benefits from the proposed strategic alliance, including expected operating efficiencies, synergies, cost savings and increased


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

productivity, and the timing of realization of any such expected benefits; (3) lower than expected operating results for Wheeling-Pittsburgh for the remainder of 2006 or for the strategic alliance; (4) the risk of unexpected consequences resulting from the strategic alliance; (5) the risk of labor disputes, including as a result of the proposed strategic alliance or the failure to reach a satisfactory collective bargaining with the production employees; (6) the ability of the strategic alliance to operate successfully within a highly cyclical industry; (7) the extent and timing of the entry of additional competition in the markets in which the strategic alliance will operate; (8) the risk of decreasing prices for the strategic alliance's products; (9) the risk of significant supply shortages and increases in the cost of raw materials, especially carbon slab supply, and the impact of rising natural gas prices; (10) rising worldwide transportation costs due to historically high and volatile oil prices; (11) the ability of the strategic alliance to complete, and the cost and timing of, capital improvement projects, including upgrade and expansion of Wheeling-Pittsburgh's hot strip mill and construction of an additional galvanizing line; (12) increased competition from substitute materials, such as aluminum; (13) changes in environmental and other laws and regulations to which the strategic alliance are subject; (14) adverse changes in interest rates and other financial market conditions; (15) failure of the convertible financing proposed to be provided by CSN to be converted to equity; (16) changes in United States trade policy and governmental actions with respect to imports, particularly with respect to restrictions or tariffs on the importation of carbons slabs; and (17) political, legal and economic conditions and developments in the United States and in foreign countries in which the strategic alliance will operate. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause actual results to differ materially from current expectations. CSN, CSN Holdings and Wheeling-Pittsburgh assume no duty to update forward-looking statements. Reference is made to a more complete discussion of forward-looking statements and applicable risks contained in CSN's and Wheeling-Pittsburgh's filings with the SEC.

The foregoing shall not constitute an offer of any securities for sale. If and when definitive documentation for the proposed strategic alliance is completed, the proposed strategic alliance will be submitted to Wheeling-Pittsburgh Corporation stockholders for their consideration. CSN Holdings will file a registration statement with the SEC, containing a preliminary proxy statement of Wheeling-Pittsburgh Corporation and a preliminary prospectus of CSN Holdings and other relevant documents concerning the proposed strategic alliance. Stockholders of Wheeling-Pittsburgh are urged to read the registration statement and the definitive proxy statement/prospectus, and any other relevant documents filed with the SEC, if and when they become available, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about CSN, CSN Holdings and Wheeling-Pittsburgh, at the SEC's website at www.sec.gov.

CSN and CSN Holdings and their respective directors, authorized persons, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the stockholders of Wheeling-Pittsburgh in connection with the proposed strategic alliance. Information about the directors and executive officers of CSN, including those acting as the authorized persons and executive officers of CSN Holdings LLC, is set forth in CSN's Annual Report on Form 20-F for the 2005 fiscal year, as filed on July 3, 2006. CSN and CSN Holdings and their respective directors, authorized persons and executive officers do not own any shares of WPC.


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



Additional information regarding potential participants in the proxy solicitation and their respective interests may be obtained by reading the proxy statement/prospectus regarding the proposed strategic alliance if and when it becomes available.



















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